Kimbell Tiger Acquisition Corporation

777 Taylor St.

Fort Worth, Texas 76102

January 25, 2022

VIA EDGAR

Sherry Haywood

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kimbell Tiger Acquisition Corporation Registration Statement on Form S-1 Filed July 29, 2021, as amended File No. 333-258260

Dear Ms. Haywood:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on January 20, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement, as amended, to 4:00 p.m. Washington D.C. time on January 24, 2022 or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-referenced Registration Statement, as amended.

Please call Jason Rocha of White & Case LLP at (713) 496-9732 with any questions.

[Signature Page Follows]

Very truly yours,

KIMBELL TIGER ACQUISITION CORPORATION

By:	/s/ Zachary M. Lunn
Name: Zachary M. Lunn
Title: President & Chief Executive Officer

cc:      Jason Rocha, White & Case LLP

[Signature Page to Acceleration Request Withdrawal]